Exhibit 2

Exhibit 2

2012

FIRST QUARTER RESULTS

Stock Listing Information

NYSE (ADS) Ticker: CX

MEXICAN STOCK EXCHANGE Ticker: CEMEXCPO Ratio of CEMEXCPO TO CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292 E-Mail: ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – March				First quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	15,621	15,265	2%		15,621	15,265	2%	
Consolidated ready-mix volume (thousand cubic meters)	12,457	12,281	1%		12,457	12,281	1%	
Consolidated aggregates volume (thousand metric tons)	33,550	35,171	(5%)		33,550	35,171	(5%)	
Net sales	3,503	3,384	4%	4%	3,503	3,384	4%	4%
Gross profit	941	959	(2%)	(2%)	941	959	(2%)	(2%)
Gross profit margin	26.9%	28.3%	(1.5pp)		26.9%	28.3%	(1.5pp)	
Operating income	240	180	34%	62%	240	180	34%	62%
Operating Income margin	6.9%	5.3%	1.6pp		6.9%	5.3%	1.6pp	
Consolidated net income (loss)	(26)	(231)	89%		(26)	(231)	89%	
Controlling interest net income (loss)	(26)	(229)	89%		(26)	(229)	89%	
Operating EBITDA	567	533	7%	10%	567	533	7%	10%
Operating EBITDA margin	16.2%	15.7%	0.5pp		16.2%	15.7%	0.5pp	
Free cash flow after maintenance capital expenditures	(287)	(300)	4%		(287)	(300)	4%	
Free cash flow	(302)	(313)	4%		(302)	(313)	4%	
Net debt plus perpetual notes	17,158	17,503	(2%)		17,158	17,503	(2%)	
Total debt	17,676	17,057	4%		17,676	17,057	4%	
Total debt plus perpetual notes	18,166	18,229	0%		18,166	18,229	0%	
Earnings (loss) per ADS	(0.02)	(0.21)	89%		(0.02)	(0.21)	89%	
Fully diluted earnings per ADS	(0.02)	(0.21)	89%		(0.02)	(0.21)	89%	
Average ADSs outstanding	1,112.5	1,106.8	1%		1,112.5	1,106.8	1%	
Employees	44,684	46,200	(3%)		44,684	46,200	(3%)	

In millions of US dollars, except percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

* Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.

[1] For 2012 and 2011, the effects on the denominator and numerator of potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share

Consolidated net sales in the first quarter of 2012 increased to US$3,503 million, representing an increase of 4% compared with the first quarter of 2011, or an increase of 4% on a like-to-like basis for the ongoing operations. The increase in consolidated net sales was due to higher volumes in our U.S. operations as well as higher volumes and prices, in local currency terms, in our South, Central America and the Caribbean operations which more than offset lower sales in our Northern Europe and Mediterranean operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales increased by 1.5% during the first quarter of 2012 compared to the same period last year. However, adjusting for the sale of emission allowances realized in the first quarter 2011, cost of sales as a percentage of net sales decreased by 1.0%. The decrease in cost of sales as a percentage of net sales was mainly the result of higher prices in Mexico, the U.S. and South, Central America and the Caribbean operations, and the result of our cost reduction initiatives, which more than offset higher fuel, raw materials costs and maintenance expenses. **Selling, general and administrative (SG&A)** expenses as a percentage of net sales decreased 3.0% during the first quarter of 2012 compared with the same period last year, from 23.0% to 20.0%. Adjusting for an extraordinary favorable effect resulting from the change of a pension plan in our Northern European region from a defined benefit to a defined contribution plan that reduced our liability by US$69 million, SG&A as a percentage of net sales was reduced by 1.0%. The decrease in SG&A expenses during the quarter was the result of savings from our cost reduction initiatives and higher sales, which offset higher distribution expenses.

Operating EBITDA increased 7% to US$567 million during the first quarter of 2012 compared with the same period last year. The increase was due mainly to higher contributions from our South, Central America and the Caribbean, Northern Europe, and U.S. operations, and our cost reduction initiatives. On a like-to-like basis for the ongoing operations and adjusting for currency fluctuations and one-time effects, operating EBITDA increased 14% in the first quarter of 2012 compared with the same period last year. **Operating EBITDA margin** increased 0.5%, from 15.7% in the first quarter of 2011 to 16.2% this quarter, due to higher sales and our cost reduction initiatives. On a like-to-like basis for the ongoing operations and adjusting for currency fluctuations and one-time effects, operating EBITDA margin increased 1.2% in the first quarter of 2012 compared with the same period last year.

Exchange gain (loss), net, for the quarter was a gain of US$150 million, resulting mainly from the appreciation of the euro and the Mexican peso against the US dollar.

Gain (loss) on financial instruments for the quarter was a gain of US$29 million, resulting mainly from our equity derivatives related to CEMEX shares.

Controlling interest net income (loss) was a loss of US$26 million in the first quarter of 2012, versus a loss of US$229 million in the first quarter of 2011. The first quarter 2012 loss reflects higher operating income, a gain on financial instruments, and a larger exchange gain, which more than offset higher financial expense.

Total debt plus perpetual notes increased by US$180 million during the quarter compared to fourth quarter 2011.

2012 First Quarter Results Page 2

OPERATING RESULTS

Mexico

	January – March				First quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	838	842	(1%)	7%	838	842	(1%)	7%
Operating EBITDA	297	295	1%	8%	297	295	1%	8%
Operating EBITDA margin	35.4%	35.0 %	0.4pp		35.4%	35.0 %	0.4pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	4%	4%	(3%)	(3%)	(6%)	(6%)
Price (USD)	(5%)	(5%)	(1%)	(1%)	(2%)	(2%)
Price (local currency)	2%	2%	6%	6%	5%	5%

Our Mexican operations' domestic gray cement volumes increased 4% during the quarter versus the same period last year, while ready-mix volumes decreased 3% over the same period. Demand for building materials during the quarter was driven by the industrial-and-commercial sector, which benefited from the initiation of new construction projects. Activity from the infrastructure sector continued with its positive trend, supported by pre-election spending. Performance from the residential sector remained stable.

United States

	January – March				First quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	684	507	35%	19%	684	507	35%	19%
Operating EBITDA	(24)	(45)	47%	55%	(24)	(45)	47%	55%
Operating EBITDA margin	(3.5%)	(8.9%)	5.4pp		(3.5%)	(8.9%)	5.4pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	22%	22%	53%	53%	14%	14%
Price (USD)	(0%)	(0%)	4%	4%	4%	4%
Price (local currency)	(0%)	(0%)	4%	4%	4%	4%

Domestic gray cement, ready-mix, and aggregates volumes for CEMEX's operations in the United States increased 22%, 53%, and 14%, respectively, during the first quarter of 2012 versus the same period last year. On a like-to-like basis for the ongoing operations, ready-mix and aggregates volumes increased 21% and 11%, respectively, during the quarter versus the same period in 2011. Sales volumes for the quarter reflect the consolidation of the Ready Mix USA joint venture in the second half of 2011, resulting in higher ready-mix and aggregates volumes, as well as strong demand in many of our markets and regions. Activity from the residential sector continues with its positive trend, supported by low mortgage rates and strong job creation. Recovery in the industrial-and-commercial sector was characterized by increased spending in the manufacturing, oil exploration, and retail segments. Construction spending in the infrastructure sector continues to be relatively subdued due to the winding down of the infrastructure stimulus program and uncertainty over federal funding. Favorable weather conditions had a positive effect on volumes for the quarter.

2012 First Quarter Results Page 3

OPERATING RESULTS

Northern Europe

	January – March				First quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	873	984	(11%)	(8%)	873	984	(11%)	(8%)
Operating EBITDA	55	11	421%	420%	55	11	421%	420%
Operating EBITDA margin	6.3%	1.1%	5.2pp		6.3%	1.1%	5.2pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(14%)	(14%)	(11%)	(11%)	(13%)	(13%)
Price (USD)	(1%)	(1%)	(2%)	(2%)	0%	0%
Price (local currency)	3%	3%	2%	2%	3%	3%

Our United Kingdom operations' domestic gray cement, ready-mix, and aggregates volumes decreased 13%, 20%, and 16%, respectively, during the first quarter of 2012 versus the same period in 2011. Demand for building materials during the quarter was driven by the infrastructure sector. Investment from the industrial-and-commercial sector has moderated in recent months given the weak economic environment and lack of new projects. Activity from the residential sector was constrained by poor market fundamentals and static mortgage lending. In addition, adverse weather conditions affected volumes during the quarter.

In CEMEX's operations in France, our domestic ready-mix and aggregates volumes decreased 4% and 10%, respectively, during the first quarter of 2012 versus the comparable period of last year. Construction activity for the quarter was affected by harsh weather conditions, especially during the month of February. Spending in the residential sector moderated due to a decrease in the tax benefit for residential purchases. Performance from the infrastructure sector remained stable supported by the initiation of large public works projects. In addition, unfavorable macroeconomic conditions impacted construction activity in the industrial-and-commercial sector.

In Germany, our domestic gray cement volumes decreased 19% during the first quarter versus the comparable period of 2011. The decrease in demand for building products during the quarter reflects unfavorable weather conditions in the first few months of 2012. Residential construction continued to drive volumes during the quarter, supported by historically low mortgage rates, stable construction prices, shrinking unemployment, and higher salaries. Activity from the industrial-and-commercial sector was driven by the strength in the manufacturing and export sector. A reduction in the federal budget affected construction projects in the infrastructure sector.

Domestic gray cement volumes for our operations in Poland decreased 9% during the quarter versus the comparable period last year. During the quarter, volumes were negatively affected by adverse weather conditions, especially during the month of February. Performance from the infrastructure sector benefited from the construction of highways, express roads, and railways supported by the committed financing from the EU structural funds. Construction activity from the industrial-and-commercial and residential sectors remained stable.

Our domestic gray cement volumes in the Northern Europe region decreased 14% during the first quarter of 2012 versus the same period in 2011, reflecting adverse weather conditions, especially in February.

2012 First Quarter Results Page 4

OPERATING RESULTS

Mediterranean

	January – March				First quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	377	436	(14%)	(11%)	377	436	(14%)	(11%)
Operating EBITDA	97	116	(16%)	(14%)	97	116	(16%)	(14%)
Operating EBITDA margin	25.8%	26.6%	(0.8pp)		25.8%	26.6%	(0.8pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(16%)	(16%)	(11%)	(11%)	(19%)	(19%)
Price (USD)	(9%)	(9%)	(0%)	(0%)	(2%)	(2%)
Price (local currency)	(6%)	(6%)	3%	3%	2%	2%

Domestic gray cement and ready-mix volumes for our operations in Spain decreased 42% and 48%, respectively, during the first quarter of 2012 compared with the same period last year. The decrease in volumes for building materials during the quarter reflects the weak demand in all our markets, especially in Aragon and Levante. Severe budget cuts continue to affect investments in the infrastructure sector. Weak market fundamentals, evidenced by economic uncertainty, high unemployment, lack of financing, and high inventories continue to affect the performance of the residential sector. The industrial-and-commercial sector was negatively affected by weak domestic demand and tight credit.

In Egypt, our domestic gray cement volumes decreased 1% during the first quarter of 2012 versus the comparable period of last year. During the quarter, volumes were driven by the positive performance of the residential sector, especially the informal sector. Activity from the industrial-and-commercial sector remained stagnant, with no significant projects in the pipeline. Investment on infrastructure projects continued to decrease due to the challenging macroeconomic and political environment.

Our domestic gray cement volumes in the Mediterranean region decreased 16% during the first quarter of 2012 versus the same period in 2011.

South, Central America and the Caribbean

	January – March				First quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	524	403	30%	38%	524	403	30%	38%
Operating EBITDA	178	114	56%	45%	178	114	56%	45%
Operating EBITDA margin	33.9%	28.3%	5.6pp		33.9%	28.3%	5.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	7%	7%	14%	14%	16%	16%
Price (USD)	15%	15%	22%	22%	15%	15%
Price (local currency)	14%	14%	20%	20%	12%	12%

CEMEX's domestic gray cement volumes for our operations in Colombia increased 9% during the first quarter of 2012 versus the comparable period of last year. Construction activity for the quarter was driven by the infrastructure sector, supported by a higher budget from the government, and improved weather conditions. Activity from the residential sector benefited from growth in low and middle income housing, fueled by interest rate subsidies on housing loans, low unemployment, and the initiation of several large residential projects. Meanwhile, the industrial-and-commercial sector continued with its positive trend benefiting from the favorable economic environment and new commercial agreements with several countries.

Our domestic gray cement volumes in the South, Central America and the Caribbean region increased 7% during the first quarter of 2012 versus the comparable period of last year.

2012 First Quarter Results Page 5

OPERATING RESULTS

Asia

	January – March				First quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	128	122	5%	5%	128	122	5%	5%
Operating EBITDA	12	22	(43%)	(41%)	12	22	(43%)	(41%)
Operating EBITDA margin	9.7%	17.7%	(8.0pp)		9.7%	17.7%	(8.0pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	10%	10%	(16%)	(16%)	(64%)	(64%)
Price (USD)	0%	0%	3%	3%	(7%)	(7%)
Price (local currency)	1%	1%	2%	2%	(7%)	(7%)

In the Philippines, our domestic gray cement volumes increased 12% during the first quarter of 2012 versus the comparable period of last year. Sale volumes for the quarter benefited from the government's reactivation of public spending for infrastructure, especially in the maintenance of roads and highways. Residential construction especially from low and middle income housing increased, supported by strong remittances. In addition, the industrial-and-commercial sector was stable, aided by the positive investment sentiment.

Our domestic gray cement volumes in the Asia region increased 10% during the first quarter of 2012 versus the comparable period of last year.

2012 First Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and Free Cash Flow

	January - March			First quarter		
	2012	2011	% Var.	2012	2011	% Var.
Operating income	240	180	34%	240	180	34%
+ Depreciation and operating amortization	327	353		327	353	
Operating EBITDA	567	533	7%	567	533	7%
- Net financial expense	334	318		334	318	
- Maintenance capital expenditures	49	23		49	23	
- Change in working capital	301	417		301	417	
- Taxes paid	177	67		177	67	
- Other cash items (net)	(6)	8		(6)	8	
Free cash flow after maintenance capital expenditures	(287)	(300)	4%	(287)	(300)	4%
- Strategic capital expenditures	14	13		14	13	
Free cash flow	(302)	(313)	4%	(302)	(313)	4%

In millions of US dollars, except percentages.

The negative free cash flow during the quarter was met with a decrease in cash balance, a recovery of cash previously posted as collateral in connection with our equity derivative positions, and other sources.

Information on debt and Perpetual Notes

	First quarter			Fourth quarter
	2012	2011	% Var.	2011
Total debt [1]	17,676	17,057	4%	17,048
Short-term	2%	0%		2%
Long-term	98%	100%		98%
Perpetual notes	490	1,172	(58%)	938
Cash and cash equivalents	1,008	727	39%	1,155
Net debt plus perpetual notes	17,158	17,503	(2%)	16,830
Consolidated funded debt [2]/EBITDA [3]	6.40			
Interest coverage [3] [4]	1.93			

	First quarter	
	2012	2011
Currency denomination		
US dollar	79%	73%
Euro	17%	23%
Mexican peso	4%	4%
Other	0%	0%
Interest rate		
Fixed	55%	51%
Variable	45%	49%

In millions of US dollars, except percentages and ratios.

[1] Includes convertible notes and capital leases, in accordance with IFRS

[2] Consolidated Funded Debt as of March 31, 2012 was US$15,399 million, in accordance with our contractual obligations under the Financing Agreement

[3] EBITDA calculated in accordance with IFRS

[4] Interest expense calculated in accordance with our contractual obligations under the Financing Agreement

2012 First Quarter Results Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	10,452,528,882
CPOs issued due to recapitalization of retained earnings	418,794,551
Less increase (decrease) in the number of CPOs held in subsidiaries	693,395
Stock-based compensation	367,804
End-of-quarter CPO-equivalent units outstanding	10,870,997,842

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatory convertible notes which, upon conversion, will increase the number of CPOs outstanding by approximately 172.5 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of March 31, 2012, executives had outstanding options on a total of 91,427,015 CPOs, with a weighted-average strike price of approximately US$1.97 per CPO (equivalent to US$19.65 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of March 31, 2012, our executives held 30,900,364 restricted CPOs, representing 0.3% of our total CPOs outstanding.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	First quarter		Fourth quarter
	2012	2011	2011
Notional amounts of equity related derivatives (1)(2)	2,787	3,142	2,794
Estimated aggregate fair market value (1) (3) (4)	(38)	(212)	12

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under International Financial Reporting Standards ("IFRS"), companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of March 31, 2012, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in assets and liabilities resulting in a net asset of US$8 million, including a liability of US$179 million corresponding to an equity embedded derivative related to our convertible notes, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) Excludes an interest-rate swap related to our long-term energy contracts. As of March 31, 2012, the notional amount of this derivative was US$189 million, with a positive fair market value of approximately US$46 million.

(2) Includes a notional amount of US$360 million in connection with a guarantee by CEMEX of a financial transaction entered into by its employees' pension fund trust. As of March 31, 2012, the fair value of this financial guarantee represented a liability of US$37 million, which is net of a collateral deposit of US$140 million.

(3) Net of a cash collateral deposited under open positions. Cash collateral was US$148 million as of March 31, 2012.

(4) Includes, as required by IFRS, changes in fair value of conversion call options embedded in CEMEX's convertible notes, representing as of March 31, 2012 and 2011 US$179 million and US$416 million, respectively.

2012 First Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

INCOME STATEMENT	January - March				First Quarter			
	2012	2011	% Var.	like-to-like % Var. *	2012	2011	% Var.	like-to-like % Var. *
Net Sales	3,502,550	3,383,816	4%	4%	3,502,550	3,383,816	4%	4%
Cost of Sales	(2,561,251)	(2,424,903)	(6%)		(2,561,251)	(2,424,903)	(6%)	
Gross Profit	941,300	958,913	(2%)	(2%)	941,300	958,913	(2%)	(2%)
Selling, General and Administrative Expenses	(700,861)	(779,397)	10%		(700,861)	(779,397)	10%	
Operating Income	240,439	179,516	34%	62%	240,439	179,516	34%	62%
Other Expenses, Net	(17,325)	(40,999)	58%		(17,325)	(40,999)	58%	
Operating Income After Other Expenses, Net	223,113	138,517	61%		223,113	138,517	61%	
Financial Expenses	(352,786)	(323,905)	(9%)		(352,786)	(323,905)	(9%)	
Financial Income	14,305	10,298	39%		14,305	10,298	39%	
Exchange Gain (loss), Net	149,576	113,947	31%		149,576	113,947	31%	
Gain (loss) on Financial Instruments	29,174	(41,878)	N/A		29,174	(41,878)	N/A	
Total Comprehensive Financing (cost) Income	(159,731)	(241,537)	34%		(159,731)	(241,537)	34%	
Net Income Before Income Taxes	63,382	(103,020)	N/A		63,382	(103,020)	N/A	
Income Tax	(88,631)	(110,049)	19%		(88,631)	(110,049)	19%	
Net Income Before Participation of Uncons. Subs.	(25,249)	(213,070)	88%		(25,249)	(213,070)	88%	
Participation in Unconsolidated Subsidiaries	(1,150)	(17,718)	94%		(1,150)	(17,718)	94%	
Consolidated Net Income (loss)	(26,399)	(230,788)	89%		(26,399)	(230,788)	89%	
Non-controlling Interest Net Income (loss)	(228)	(1,691)	87%		(228)	(1,691)	87%	
CONTROLLING INTEREST NET INCOME (LOSS)	(26,171)	(229,097)	89%		(26,171)	(229,097)	89%	
Operating EBITDA	567,300	532,607	7%	10%	567,300	532,607	7%	10%
Earnings (loss) per ADS	(0.02)	(0.21)	89%		(0.02)	(0.21)	89%	

BALANCE SHEET	As of March 31		
	2012	2011	% Var.
Total Assets	39,612,339	42,187,754	(6%)
Cash and Temporary Investments	1,008,067	726,541	39%
Trade Accounts Receivables	2,061,938	2,187,150	(6%)
Other Receivables	470,794	777,770	(39%)
Inventories	1,317,767	1,402,036	(6%)
Other Current Assets	400,955	368,123	9%
Current Assets	5,259,522	5,461,620	(4%)
Fixed Assets	17,153,366	18,500,703	(7%)
Other Assets	17,199,452	18,225,431	(6%)
Total Liabilities	27,384,170	27,630,975	(1%)
Current Liabilities	4,530,850	4,848,766	(7%)
Long-Term Liabilities	15,027,900	15,055,968	(0%)
Other Liabilities	7,825,420	7,726,241	1%
Consolidated Stockholders' Equity	12,228,170	14,556,779	(16%)
Non-controlling Interest and Perpetual Instruments	725,615	1,471,831	(51%)
Stockholders' Equity Attributable to Controlling Interest	11,502,555	13,084,948	(12%)

2012 First Quarter Results

Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - March			First Quarter		
INCOME STATEMENT	2012	2011	% Var.	2012	2011	% Var.
Net Sales	45,217,926	40,741,147	11%	45,217,926	40,741,147	11%
Cost of Sales	(33,065,744)	(29,195,836)	(13%)	(33,065,744)	(29,195,836)	(13%)
Gross Profit	12,152,182	11,545,310	5%	12,152,182	11,545,310	5%
Selling, General and Administrative Expenses	(9,048,119)	(9,383,940)	4%	(9,048,119)	(9,383,940)	4%
Operating Income	3,104,063	2,161,370	44%	3,104,063	2,161,370	44%
Other Expenses, Net	(223,671)	(493,626)	55%	(223,671)	(493,626)	55%
Operating Income After Other Expenses, Net	2,880,392	1,667,745	73%	2,880,392	1,667,745	73%
Financial Expenses	(4,554,467)	(3,899,812)	(17%)	(4,554,467)	(3,899,812)	(17%)
Financial Income	184,672	123,991	49%	184,672	123,991	49%
Exchange Gain (loss), Net	1,931,023	1,371,922	41%	1,931,023	1,371,922	41%
Gain (loss) on Financial Instruments	376,641	(504,211)	N/A	376,641	(504,211)	N/A
Total Comprehensive Financing (cost) Income	(2,062,130)	(2,908,111)	29%	(2,062,130)	(2,908,111)	29%
Net Income Before Income Taxes	818,262	(1,240,366)	N/A	818,262	(1,240,366)	N/A
Income Tax	(1,144,224)	(1,324,994)	14%	(1,144,224)	(1,324,994)	14%
Net Income Before Participation of Uncons. Subs.	(325,962)	(2,565,360)	87%	(325,962)	(2,565,360)	87%
Participation in Unconsolidated Subsidiaries	(14,845)	(213,326)	93%	(14,845)	(213,326)	93%
Consolidated Net Income (loss)	(340,807)	(2,778,686)	88%	(340,807)	(2,778,686)	88%
Non-controlling interest Net Income (loss)	(2,938)	(20,361)	86%	(2,938)	(20,361)	86%
CONTROLLING INTEREST NET INCOME (LOSS)	(337,869)	(2,758,325)	88%	(337,869)	(2,758,325)	88%
Operating EBITDA	7,323,839	6,412,584	14%	7,323,839	6,412,584	14%
Earnings (loss) per ADS	(0.30)	(2.49)	88%	(0.30)	(2.49)	88%

	As of March 31		
BALANCE SHEET	2012	2011	% Var.
Total Assets	507,830,192	502,034,277	1%
Cash and Temporary Investments	12,923,423	8,645,841	49%
Trade Accounts Receivables	26,434,050	26,027,084	2%
Other Receivables	6,035,583	9,255,463	(35%)
Inventories	16,893,767	16,684,230	1%
Other Current Assets	5,140,247	4,380,660	17%
Current Assets	67,427,070	64,993,277	4%
Fixed Assets	219,906,149	220,158,368	(0%)
Other Assets	220,496,972	216,882,631	2%
Total Liabilities	351,065,059	328,808,605	7%
Current Liabilities	58,085,499	57,700,316	1%
Long-Term Liabilities	192,657,682	179,166,020	8%
Other Liabilities	100,321,878	91,942,268	9%
Consolidated Stockholders' Equity	156,765,134	173,225,671	(10%)
Non-controlling Interest and Perpetual Instruments	9,302,379	17,514,795	(47%)
Stockholders' Equity Attributable to Controlling Interest	147,462,756	155,710,876	(5%)

2012 First Quarter Results

Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter			
NET SALES	2012	2011	% Var.	like-to-like % Var. *	2012	2011	% Var.	like-to-like % Var. *
Mexico	837,695	842,205	(1%)	7%	837,695	842,205	(1%)	7%
USA	684,310	506,580	35%	19%	684,310	506,580	35%	19%
Northern Europe	872,866	983,926	(11%)	(8%)	872,866	983,926	(11%)	(8%)
Mediterranean	377,242	436,465	(14%)	(11%)	377,242	436,465	(14%)	(11%)
South, Central America and the Caribbean	524,499	403,012	30%	38%	524,499	403,012	30%	38%
Asia	128,264	121,744	5%	5%	128,264	121,744	5%	5%
Others and intercompany eliminations	*77,674*	*89,884*	*(14%)*	*(34%)*	*77,674*	*89,884*	*(14%)*	*(34%)*
TOTAL	3,502,550	3,383,816	4%	4%	3,502,550	3,383,816	4%	4%

GROSS PROFIT								
Mexico	407,998	411,205	(1%)	6%	407,998	411,205	(1%)	6%
USA	22,828	(42,934)	N/A	N/A	22,828	(42,934)	N/A	N/A
Northern Europe	137,305	173,677	(21%)	(19%)	137,305	173,677	(21%)	(19%)
Mediterranean	123,228	156,376	(21%)	(19%)	123,228	156,376	(21%)	(19%)
South, Central America and the Caribbean	256,975	155,505	65%	63%	256,975	155,505	65%	63%
Asia	21,171	33,906	(38%)	(37%)	21,171	33,906	(38%)	(37%)
Others and intercompany eliminations	*(28,206)*	*71,179*	*N/A*	*N/A*	*(28,206)*	*71,179*	*N/A*	*N/A*
TOTAL	941,300	958,913	(2%)	(2%)	941,300	958,913	(2%)	(2%)

OPERATING INCOME								
Mexico	243,758	244,866	(0%)	7%	243,758	244,866	(0%)	7%
USA	(147,956)	(182,437)	19%	28%	(147,956)	(182,437)	19%	28%
Northern Europe	(7,198)	(63,439)	89%	85%	(7,198)	(63,439)	89%	85%
Mediterranean	67,848	86,653	(22%)	(20%)	67,848	86,653	(22%)	(20%)
South, Central America and the Caribbean	157,396	88,155	79%	72%	157,396	88,155	79%	72%
Asia	5,231	14,358	(64%)	(61%)	5,231	14,358	(64%)	(61%)
Others and intercompany eliminations	*(78,641)*	*(8,639)*	*(810%)*	*(608%)*	*(78,641)*	*(8,639)*	*(810%)*	*(608%)*
TOTAL	240,439	179,516	34%	62%	240,439	179,516	34%	62%

2012 First Quarter Results

Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales

	January - March				First Quarter			
OPERATING EBITDA	2012	2011	% Var.	like-to-like % Var. *	2012	2011	% Var.	like-to-like % Var. *
Mexico	296,712	295,179	1%	8%	296,712	295,179	1%	8%
USA	(24,049)	(45,249)	47%	55%	(24,049)	(45,249)	47%	55%
Northern Europe	55,166	10,585	421%	420%	55,166	10,585	421%	420%
Mediterranean	97,483	116,169	(16%)	(14%)	97,483	116,169	(16%)	(14%)
South, Central America and the Caribbean	177,977	113,898	56%	45%	177,977	113,898	56%	45%
Asia	12,411	21,600	(43%)	(41%)	12,411	21,600	(43%)	(41%)
Others and intercompany eliminations	*(48,399)*	*20,424*	*N/A*	*N/A*	*(48,399)*	*20,424*	*N/A*	*N/A*
TOTAL	567,300	532,607	7%	10%	567,300	532,607	7%	10%

OPERATING EBITDA MARGIN	2012	2011	2012	2011
Mexico	35.4%	35.0%	35.4%	35.0%
USA	(3.5%)	(8.9%)	(3.5%)	(8.9%)
Northern Europe	6.3%	1.1%	6.3%	1.1%
Mediterranean	25.8%	26.6%	25.8%	26.6%
South, Central America and the Caribbean	33.9%	28.3%	33.9%	28.3%
Asia	9.7%	17.7%	9.7%	17.7%
TOTAL	16.2%	15.7%	16.2%	15.7%

2012 First Quarter Results

Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - March			First quarter		
	2012	2011	% Var.	2012	2011	% Var.
Consolidated cement volume *	15,621	15,265	2%	15,621	15,265	2%
Consolidated ready-mix volume	12,457	12,281	1%	12,457	12,281	1%
Consolidated aggregates volume	33,550	35,171	(5%)	33,550	35,171	(5%)

Per-country volume summary

	January - March	First quarter	First quarter 2012 Vs.
DOMESTIC GRAY CEMENT VOLUME	2012 Vs. 2011	2012 Vs. 2011	Fourth quarter 2011
Mexico	4%	4%	(2%)
U.S.A.	22%	22%	0%
Northern Europe	(14%)	(14%)	(33%)
Mediterranean	(16%)	(16%)	(4%)
South, Central America and the Caribbean	7%	7%	9%
Asia	10%	10%	12%

READY-MIX VOLUME			
Mexico	(3%)	(3%)	(7%)
U.S.A.	53%	53%	(3%)
Northern Europe	(11%)	(11%)	(23%)
Mediterranean	(11%)	(11%)	(1%)
South, Central America and the Caribbean	14%	14%	5%
Asia	(16%)	(16%)	(20%)

AGGREGATES VOLUME			
Mexico	(6%)	(6%)	(10%)
U.S.A.	14%	14%	4%
Northern Europe	(13%)	(13%)	(26%)
Mediterranean	(19%)	(19%)	(7%)
South, Central America and the Caribbean	16%	16%	5%
Asia	(64%)	(64%)	(65%)

* Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2012 First Quarter Results

Page 13

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

January—March First quarter First quarter 2012 Vs.

DOMESTIC GRAY CEMENT PRICE 2012 Vs. 2011 2012 Vs. 2011 Fourth quarter 2011

Mexico (5%) (5%) 8%

U.S.A. (0%) (0%) (0%)

Northern Europe (*) (1%) (1%) 5%

Mediterranean (*) (9%) (9%) 2%

South, Central America and the Caribbean (*) 15% 15% 6%

Asia (*) 0% 0% 5%

READY-MIX PRICE

Mexico (1%) (1%) 7%

U.S.A. 4% 4% 0%

Northern Europe (*) (2%) (2%) 6%

Mediterranean (*) (0%) (0%) 2%

South, Central America and the Caribbean (*) 22% 22% 12%

Asia (*) 3% 3% 3%

AGGREGATES PRICE

Mexico (2%) (2%) 11%

U.S.A. 4% 4% 0%

Northern Europe (*) 0% 0% 9%

Mediterranean (*) (2%) (2%) 1%

South, Central America and the Caribbean (*) 15% 15% 11%

Asia (*) (7%) (7%) (6%)

(*) Volume weighted-average price.

2012 First Quarter Results Page 14

OPERATING RESULTS

Price Summary

Variation in Local Currency

January—March First quarter First quarter 2012 Vs.

DOMESTIC GRAY CEMENT PRICE 2012 Vs. 2011 2012 Vs. 2011 Fourth quarter 2011

Mexico 2% 2% 2%

U.S.A. (0%) (0%) (0%)

Northern Europe (*) 3% 3% 4%

Mediterranean (*) (6%) (6%) 2%

South, Central America and the Caribbean (*) 14% 14% 3%

Asia (*) 1% 1% 4%

READY-MIX PRICE

Mexico 6% 6% 1%

U.S.A. 4% 4% 0%

Northern Europe (*) 2% 2% 6%

Mediterranean (*) 3% 3% 2%

South, Central America and the Caribbean (*) 20% 20% 8%

Asia (*) 2% 2% 0%

AGGREGATES PRICE

Mexico 5% 5% 5%

U.S.A. 4% 4% 0%

Northern Europe (*) 3% 3% 9%

Mediterranean (*) 2% 2% 1%

South, Central America and the Caribbean (*) 12% 12% 6%

Asia (*) (7%) (7%) (8%)

(*) Volume weighted-average price.

2012 First Quarter Results Page 15

OTHER ACTIVITIES

CEMEX announces results of exchange offers for its 2014 Eurobonds and Perpetual Notes

- Approximately 53% of outstanding 2014 Eurobonds exchanged into new senior secured notes maturing in 2019, and
- Approximately 48% of outstanding Perpetual Debentures exchanged into new senior secured notes maturing in 2019, resulting in a reduction of CEMEX's overall indebtedness (including Perpetual Debentures) of approximately U.S.$131 million.

On March 26, 2012, CEMEX announced the results of its five separate exchange offers (the "Exchange Offers") made on a private placement basis to exchange currently outstanding Euro-denominated 4.75% Notes due 2014 (the "Eurobonds") and outstanding series of Perpetual Debentures for new senior secured notes to be denominated in Dollars or in Euros.

Results as of 11:59 p.m., New York City Time, on March 23, 2012.

Security Tendered	**Approximate Aggregate Principal Amount Tendered**	**Approximate % of Outstanding Amounts, by Series (excluding those owned by CEMEX, if any)**
Eurobonds	€469,619,000	53%
C5 6.196% Perpetual Debentures	U.S.$42,750,000	38%
C8 6.640% Perpetual Debentures	U.S.$147,897,000	51%
C10 6.722% Perpetual Debentures	U.S.$159,809,000	46%
C10-EUR 6.277% Perpetual Debentures	€76,874,000	52%
Total of all Perpetual Debentures (calculated at an exchange ratio of 1.3191 U.S. Dollars per Euro)	U.S.$451,860,493	48%

As a result of the Exchange Offers, CEMEX's overall indebtedness (including the Perpetual Debentures) was reduced by approximately U.S.$131 million (calculated at an exchange rate of 1.3191 U.S. Dollars per Euro).

The tendered securities were accepted for exchange into (1) €179,219,000 aggregate principal amount of 9.875% Euro-denominated Senior Secured Notes due 2019 and (2) U.S.$703,861,000 aggregate principal amount of 9.875% U.S. Dollar-denominated Senior Secured Notes due 2019 (collectively, the "New Notes"). The issuer of New Notes was CEMEX España, S.A., acting through its Luxembourg branch (the "Issuer").

The New Notes (i) represent senior obligations of the Issuer, (ii) are unconditionally guaranteed by the same guarantors of the dual currency notes issued in connection with the Perpetual Debentures: CEMEX, CEMEX México and New Sunward, and (iii) share the same collateral that secures the obligations under the Financing Agreement, dated August 14, 2009, as amended, and other senior secured debt having the benefit of such collateral.

CEMEX announces subscription issue price of new CPOs

On March 29, 2012, CEMEX announced that as a result of the application of retained earnings for a capital increase approved by CEMEX's shareholders at the general ordinary shareholders meeting held on February 23, 2012, current CEMEX shareholders received new shares as follows:

- 1 new CEMEX CPO per 25 CEMEX CPOs held, or, if applicable, 3 new shares per 75 shares currently outstanding.
- Holders of CEMEX American Depositary Shares ("ADS") will receive 1 newly issued ADS per 25 ADSs held.
- No cash will be distributed by CEMEX, including fractions from which no shares are issued.

The delivery of the new CPOs or shares, as applicable, was made on March 30, 2012. Only holders of record of CEMEX CPOs or ADSs as of March 29, 2012 (the record date) received new shares as a result of the increase in the capital stock. The new ADSs that were issued were distributed around April 3, 2012. Each ADS represents 10 CPOs. As a result of all of the above, the conversion rate of CEMEX's convertible subordinated notes due 2015 (the "2015 Convertible Notes"), 2016 and 2018 (the "2016 and 2018 Convertible Notes"), as well as CEMEX's mandatory convertible obligations due 2019 (the "2019 Convertible Notes") was adjusted accordingly. The new conversion rate for the 2015 Convertible Notes is 82.7227 ADSs per U.S.$1,000 principal amount of 2015 Convertible Notes, equivalent to a conversion price of approximately U.S.$12.09 per ADS. The new conversion rate for the 2016 and 2018 Convertible Notes is be 95.8525 ADSs per U.S.$1,000 principal amount of 2016 and 2018 Convertible Notes, equivalent to a conversion price of approximately U.S.$10.43 per ADS. The new conversion rate for the 2019 Convertible Notes is 418.4494 CPOs per each obligation, equivalent to a conversion price of approximately MXN$21.27 per CPO. The subscription price is MXN$9.8792 per new CEMEX CPO. The shares were subscribed for at a price of MXN$3.2931 per share, of which MXN$0.00277661 went to our capital stock and the remaining amount as premium for the subscription of capital, and were deemed fully paid by a capitalization of retained earnings. No payment by shareholders in connection with the issuance of the shares is required.

2012 First Quarter Results Page 16

OTHER INFORMATION

Mexican Tax Reform 2010

In November 2009, the Mexican Congress approved amendments to the income tax law that became effective on January 1, 2010. The new law included changes to the tax consolidation regime that require CEMEX to, among other things, determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 onward. These changes also required the payment of taxes on dividends between entities of the consolidated tax group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should have been recovered by such individual entities over the succeeding 10 years. These amendments increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreased it to 28% for 2014 and future years. Pursuant to these amendments, the parent company was required to pay in 2010 (at the 30% tax rate) 25% of the tax resulting from eliminating the tax consolidation effects from 1999 to 2004, and to pay an additional 25% in 2011. The remaining 50% is required to be paid as follows: 20% in 2012*, 15% in 2013, and 15% in 2014. With respect to the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and are be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%), and, in relation to this, the consolidation effect for 2005 has already been notified to CEMEX and considered. Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation, as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, the parent company recognized the nominal value of estimated taxes payable in connection with these amendments of approximately US$799 million. This amount was recognized by the parent company as a tax payable on its balance sheet against “Other non-current assets” for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the parent company expects to realize in connection with the payment of this tax liability; and approximately US$171 million against “Retained earnings” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within the group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects of the law related to the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, the parent company reduced its estimated tax payable by approximately US$235 million against a credit to “Retained earnings.” In 2011, changes in the parent company’s tax payable associated with the tax consolidation in Mexico are as follows (approximate US$ Millions):

2011

Balance at the beginning of the period $727

Income tax received from subsidiaries $168

Restatement for the period $35

Payments during the period ($36)

Other ($5)

Balance at the end of the period $889

As of December 31, 2011, the balance of tax loss carryforwards that have not been considered in the tax consolidation was approximately US$1,038 million.

As of December 31, 2011, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars):

2012 $50*

2013 $50

2014 $143

2015 $151

2016 $127

2017 and thereafter $368

$889

*	This payment was done in March 2012.

Nationalization of CEMEX Venezuela

On August 18, 2008, the Government of Venezuela expropriated all business, assets and shares of CEMEX Venezuela and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In October 2008, CEMEX submitted a request to the International Centre for Settlement of Investment Disputes (“ICSID”), seeking international arbitration claiming that the nationalization and seizure of the facilities located in Venezuela and owned by CEMEX Venezuela did not comply with the terms of the treaty for the protection of investments signed by the Government of Venezuela and the Netherlands and with international law, because CEMEX had not receive any compensation and no public purpose was proven. On November 30, 2011, following negotiations with the Government of Venezuela and its affiliate Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX and the Government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of US$240 million; and (ii) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”), with nominal value and interest income to maturity totaling approximately US$360 million. Additionally, as part of the settlement, claims among all parties and their affiliates were released and all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable net of approximately US$154 million. Pursuant to this settlement agreement, CEMEX and the government of Venezuela agreed to withdraw the ICSID arbitration. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately US$503 million and recognized a settlement gain in the statement of operations of approximately US$25 million, which includes the write-off of estimated currency translation effects accrued in equity.

Settlement of Legal Matters

During the quarter, we reached settlement agreements regarding our antitrust cases in Florida and the Texas General Land Office Litigation, the amounts paid and to be paid are not material.

2012 First Quarter Results Page 17

OTHER INFORMATION

Most significant reconciliation items of MFRS to IFRS

Considering the disclosure requirements of IFRS 1, the following tables present the reconciliation from MFRS to IFRS of the main accounts of the consolidated balance sheet and the statements of operations as of and for the period ending March 31, 2011.

Reconciliation of statements of operations for the period ended March 31, 2011

Millions of US dollars	Notes to reconciliation	MFRS	Adjus. (unaudited)	IFRS (unaudited)
Net sales	(d, e, i)	3,384	-	3,384
Cost of sales		(2,421)	(4)	(2,425)
Gross profit		**963**	(4)	959
SG&A expenses	(e, f, i)	(791)	12	(779)
Operating Income		**172**	8	180
Other Expenses, Net	(e, g, n)	(75)	34	(41)
Operating Income After Other Expenses, Net		**97**	42	139
Comprehensive Financing Income (Cost), net	(b, i, h, j)	(269)	27	(242)
Equity in Income (Loss) of Associates		(18)	-	(18)
Loss Before Income Taxes		**(172)**	69	(103)
Income Tax	(k, l)	(88)	(22)	(110)
Consolidated Net Income (Loss)		**(278)**	**47**	**(231)**
Non-Controlling Interest Net Income (Loss)		(2)	-	(2)
CONTROLLING INTEREST NET INCOME (LOSS)		(276)	47	(229)

Reconciliation of balance sheets as of March 31, 2011

Millions of US dollars	Notes to reconciliation	MFRS	Adjus. (unaudited)	IFRS (unaudited)
Total Assets		**42,550**	**(362)**	**42,188**
Cash and Temporary Investments	(n)	656	71	727
Trade Accounts Receivables	(a, n)	1,087	1,100	2,187
Other Receivables and Other Current Assets	(n)	1,567	(421)	1,146
Inventories	(d, e, n)	1,414	(12)	1,402
Current Assets		4,724	738	5,462
Fixed Assets	(c, e, n)	18,981	(480)	18,501
Other Assets	(c, f, g, n)	18,845	(620)	18,225
Total Liabilities		**25,159**	**2,472**	**27,631**
Current Liabilities	(b, n)	4,091	758	4,849
Long-Term Liabilities	(c, h, ,n)	15,090	(34)	15,056
Other Liabilities	(a, i , j,k, l, n)	5,978	1,748	7,726
Consolidated Stockholders' Equity	(m)	**17,391**	**(2,834)**	**14,557**
Non-controlling Interest and Perpetual Instruments		1,439	33	1,472

Notes to the reconciliations from MFRS to IFRS

a) Derecognition of financial assets and liabilities

In connection with CEMEX's programs for the sale of trade receivables, in accordance with IFRS, due to certain continued involvement of CEMEX that causes it to retain some of the risks and rewards related to the transferred assets CEMEX's securitization programs of accounts receivable at the IFRS transition date did not qualify for derecognition. Under MFRS, considering the surrender of control associated with the trade receivables sold and that there is no guarantee or obligation to reacquire the assets, the funded amount of the trade receivables was removed from the balance sheet at the moment of the sale. Under IFRS, except for non-recourse factoring transactions, funds received under CEMEX's securitization programs of accounts receivable are treated as secured debt, resulting in an increase of approximately US$566 million in trade accounts receivable against other financial obligations as of March 31, 2011.

b) Fair value of derivative financial instruments

Under IFRS, the fair value of derivative financial instruments includes the credit risk of the parties, i.e. an exit price. Under MFRS this is not considered. The effect of including the credit risk within CEMEX's derivative financial instruments represented a net increase of US19 million in the net current liability under IFRS as of March 31, 2011. The corresponding effect for the period ended March 31, 2011 represented a gain of approximately US$29 million. In addition, under IFRS, due to the functional currency of the issuer, the conversion options embedded in CEMEX's convertible notes should be recognized at fair value through the statements of operations. For the period ended March 31, 2011, CEMEX recognized a gain under IFRS of approximately US$32 million from changes in fair value. Under MFRS such conversion options represented equity instruments.

c) Reclassifications

In order to comply with IFRS presentation requirements, there are certain reclassifications between line items in the balance sheet as of March 31, 2011, the most significant are as follows: a) US$227 million of extraction rights and rights for using rented quarries were reclassified from fixed assets under MFRS to intangible assets under IFRS; and b) deferred financing costs of US$93 million under MFRS were reclassified to debt under IFRS.

d) Inventory

Under IFRS, storage costs during the production process should be expensed as incurred. Under MFRS, these costs were recognized within inventories and were reclassified under IFRS, representing a

2012 First Quarter Results Page 18

OTHER INFORMATION

reduction in inventory of US$1 million against retained earnings in the opening balance sheet. For the period ending March 2011, there was a decrease in cost of sales of approximately US$1 million against inventory.

e) Property, machinery and equipment

As permitted by IFRS 1, upon transition to IFRS as of January 1, 2010, CEMEX elected to determine the fair value of mineral reserves, as well as certain buildings and major machinery and equipment located in several countries. As a result as of March 31, 2011, property, machinery and equipment under IFRS decrease approximately US$140 million. In addition, due to the difference in the threshold to consider whether an economy is hyperinflationary from 26% over the last three years under MFRS to 100% under IFRS during the same period, upon transition to IFRS, CEMEX eliminated inflation restatement effects of property, machinery and equipment and intangible assets recognized under MFRS, which as of March 31, 2011 amounted to approximately US$126 million. The revaluation of certain assets under IFRS as of January 1, 2010, mainly quarries, and the review of certain useful lives, led to an increase in the depreciation and amortization expense under IFRS. As a result, for the period ended March 31, depreciation and amortization increased approximately US$13 million in reference to the amount recognized under MFRS.

f) Intangible assets

Upon transition to IFRS, CEMEX performed the identification and separation of certain, significant intangible assets that were recognized within goodwill. As a result, extraction permits in the cement and ready mix sectors were reclassified, net of deferred taxes, from goodwill under MFRS to intangible assets under IFRS for approximately US$508 million. Additionally, certain extraction permits were measured at fair value, resulting in a decrease of intangible assets for approximately US$1,023 million.

g) Deferred financing costs

Upon transition to IFRS, approximately US$514 million of deferred financing costs under MFRS, did not meet all the requirements for capitalization and deferral under IFRS, decreasing the balance of intangible assets and other deferred charges under IFRS as of March 31, 2011. Accordingly, amortization of these costs recognized under MFRS for the period ended March 31, 2011 for approximately US$49 million, was removed in the statements of operations under IFRS.

h) Fair value of the Financing Agreement

CEMEX entered into a Financing Agreement with its major creditors, by means of which, among other things, CEMEX extended the maturities of its syndicated and bilateral loans, private placements and other obligations. Under both MFRS and IFRS, the Financing Agreement qualified as the emission of new debt and the extinguishment of the old facilities. Nonetheless, based on IAS 39, the new debt should be initially measured at fair value represented by its amortized cost; resulting in a decrease of debt in the opening balance sheet under IFRS of US$11 million, recognized against opening retained earnings. The interest expense of this debt associated with the actualization of its amortized as of March 2011 was approximately US$1 million.

i) Pensions and other postretirement benefits

Upon transition to IFRS, cumulative net actuarial losses pending for amortization under MFRS as of January 1, 2010 for approximately US$438 million were immediately recognized under IFRS, increasing the employee benefits’ liability. In addition, upon transition to IFRS, CEMEX has also eliminated the provision for termination benefits accrued under MFRS for approximately US$26 million, as termination benefits are generally expensed as incurred.

j) Asset retirement obligations

Changes in the method for accrual of the obligation under IFRS as compared to MFRS, led to an increase in the liability, recognized against the related assets in the opening balance sheet under IFRS. The effect as of March 31, 2011 was approximately US$27 million.

k) Deferred income taxes

As of March 31, 2011, changes in the carrying amount of assets and liabilities under IFRS resulted in an increase of deferred tax assets for approximately US$201 million, and a reduction of deferred tax liabilities for approximately US$72 million, as compared to the amounts previously recorded under MFRS.

l) Uncertain tax positions

The method for accrual of unrecognized tax benefits under IFRS differs from that applied under MFRS. As a result, as of March 31, 2011, CEMEX increased the provision for uncertain tax positions recorded under MFRS for approximately US$ 1,013 million.

m) Stockholders’ equity

The adjustments to assets and liabilities upon transition to IFRS described above as of January 1, 2010  were recognized, unless otherwise indicated, against the balance of retained earnings.

n) Ready-mix consolidation

Under the IFRS guideline the consolidated financial statements of CEMEX as of March 31, 2011 had to include the balance sheet of Ready Mix USA, LLC, based on the best estimate of its net asset´s fair value.

2012 First Quarter Results Page 19

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under MFRS, beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the first quarter of 2012 and the first quarter of 2011 are 12.91 and 12.04 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of March 31, 2012, and March 31, 2011, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2012 and 2011, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Disclosure on cement volumes

As of the second quarter 2010, we changed our reporting base for our cement volumes from total domestic cement including gray and white cement, mortar, and clinker to domestic gray cement, except where indicated.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards.

Operating EBITDA equals operating income plus depreciation and operating amortization.

pp equals percentage points

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,112.5 million for the first quarter of 2012 and 1,106.8 million for the first quarter of 2011.

According to the Mexican NIF B-14 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings. The shares issued as a result of share dividends and recapitalizations are considered as issued at the beginning of the period.

Exchange rates	January - March		First quarter	
	2012 Average	2011 Average	2012 Average	2011 Average
Mexican peso	12.91	12.04	12.91	12.04
Euro	0.7511	0.7227	0.7511	0.7227
British pound	0.6299	0.6248	0.6299	0.6248

Amounts provided in units of local currency per US dollar.

2012 First Quarter Results Page 20